


SEC MAIL PROCESSING
RECEIVED
NOV 2 8 2005
WASH. D.C.
192
SECTION

SECU 05044951 SION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 42436

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.L.L. SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY STE 2805
(No. and Street)

NEW YORK, NEW YORK 10006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY E FALCONE, JR, CPA, 631-423-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEIRDRE C MORRISON, CPA, PC
(Name – *if individual, state last, first, middle name*)

153 MAIN ST, STE 6 SAYVILLE, NY 11782
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN LEVINSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.L.L. SECURITIES, INC., as of SEPTEMBER 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Lisa Carbonara
Notary Public State of New York
No #01CA6010513
Qualified in Kings County
Commission Expires July 20 2007



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEIRDRE C MORRISON, CPA, PC
153 MAIN STREET, SUITE 6
SAYVILLE, NEW YORK, 11782
631-244-8319

To the Board of Directors
S.L.L. Securities, Inc.
61 Broadway, Suite 2805
New York, New York 10006

Gentlemen:

In planning and performing our audit of the financial statements of S.L.L. Securities, Inc. for the year ended September 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by S.L.L. Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II);(2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by S.L.L. Securities, Inc. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-12; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because S.L.L. Securities, Inc. does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of S.L.L. Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which S.L.L.

Securities, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that S.L.L. Securities, Inc.'s practices and procedures were adequate at September 31, 2005, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of S.L.L. Securities, Inc. to achieve all the division of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of S.L.L. Securities, Inc.'s net capital, or determination of the reserve requirements, and S.L.L. Securities, Inc.'s corresponding Focus Report Part IIA filing, except as indicated in Schedule I.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely in Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by us in the conduct of our audit.

Respectfully submitted,



Deirdre C. Morrison, CPA

Sayville, New York 11782
November 1, 2005

DEIRDRE C MORRISON, CPA, PC
153 MAIN STREET, SUITE 6
SAYVILLE, NEW YORK 11782
631-244-8319

INDEPENDENT AUDITOR'S REPORT

S.L.L. Securities, Inc.
61 Broadway, Suite 2805
New York, New York 10006

We have audited the accompanying statement of financial condition of S.L.L. Securities, Inc., as of September 31, 2005, and the related statements of income, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.L.L. Securities, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 1, 2005



S.L.L. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2005

ASSETS

Cash in bank	$	545,623
Receivable from broker/dealer		303,082
Stockholders' loans receivable		71,801
Fixed assets, net of accumulated depreciation		36,309
Total Assets	$	956,815

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	366,357
Payroll taxes payable		47,228
Income taxes payable		(14,962)
Total liabilities		398,623
Stockholders' equity		
Capital stock		137,568
Additional paid in capital		80,619
Retained earnings		340,005
Total stockholders' equity		558,192
Total liabilities and stockholders' equity	$	956,815

The accompanying notes are an integral part of this statement.

S.L.L. SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Income	
Commissions and brokerage income - net of errors	$ 5,116,572
Interest	4,322
Total income	$ 5,120,894
Expenses	
Officer's salary	$ 376,394
Employee compensation	2,175,557
Commission and brokerage expense	631,403
Seat rental	396,669
Communications	218,944
Professional fees	105,625
Legal and damages	60,000
Consulting	142,167
N.Y. Stock Exchange fees and commissions	266,844
Travel and promotion	275,316
Insurance and medical	54,084
Depreciation	62,484
Other expenses	164,517
Rent	47,603
Office expense	19,771
Dues and subscriptions	34,145
Interest expense	36
Contributions	28,660
Total expenses	5,060,219
Profit before taxes	60,675
Income taxes	18,165
Net profit	$ 42,510

The accompanying notes are an integral part of this statement.

S.L.L. SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

NONE

The accompanying notes are an integral part of this statement.

S.L.L. SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2005

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total Stockholders' Equity
Balances - October 1, 2004	$ 137,568	$ 80,619	$ 297,495	$ 515,682
Net profit			$ 42,510	$ 42,510
Balances September 30, 2004	$ 137,568	$ 80,619	$ 340,005	$ 558,192

The accompanying notes are an integral part of this statement.

S.L.L. SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Cash flows from operating activities	
Net profit	$ 42,510
Depreciation	62,484
Increase in receivable from broker/dealer	(87,207)
Increase in accounts payable and accrued expenses	274,383
Increase in payroll taxes payable	29,004
Increase in income taxes payable	4,592
Net cash from operating activities	325,766
Cash flows used in investing activities	
Purchase equipment	(67,484)
Cash flows provided in financing activities	
Increase in stockholders' loans receivable	(3,000)
Net increase in cash	255,282
Cash - October 1, 2004	290,341
Cash - September 30, 2005	$ 545,623

Supplemental disclosure of cash flow information:

Interest	111
Taxes	51407

The accompanying notes are an integral part of this statement.

S.L.L SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

Note 1. Nature of Business

S.L.L. Securities, Inc. (the "Company") is a New York corporation formed for the purpose of conducting business as a broker/dealer in securities and was approved by the New York Stock Exchange, Inc. as a member organization effective December 4, 1990.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c-3-1 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 Significant accounting policies

The Company is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities and is a member of the New York Stock Exchange, Inc.

Pursuant to agreements between the Company and National Financial Services, Inc. all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through National Financial Services, Inc. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by National Financial Services, Inc.

Note 3 Stockholders' loan receivable

Stockholders' loan receivable from officer is unsecured and interest is accrued monthly at a rate of 8% per annum.

Note 4 Income taxes

The Company is subject to Federal, New York State and New York City corporation taxes. The income tax expense for the year ended September 30, 2005 is $18,165. There are no material timing differences between book and taxable income.

S.L.L SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

Note 5 Net capital

Under the computation of the net capital rules, the Company is required to maintain "Net Capital" equal to the greater of $100,000 or 6.67 percent of "Aggregate Indebtedness" as those terms are defined in the Rule. At September 30, 2005, the Company had a net capital requirement of $100,000 and net capital of $448,581.

Note 6 Commitments

The Company is obligated under four ABC agreements to lease four memberships in the New York Stock Exchange, Inc. The first lease covers the period August 18, 2005 to December 29, 2005 at a rate of $5,000 per month. The second lease covers the period May 13, 2005 to May 13, 2006 at an annual rate of $60,000, payable $5,000 per month. The third lease is for the period July 31, 2005 to July 31, 2006 with a monthly rental of $5,333.33. The fourth lease is also for the period July 31, 2005 to July 3, 2006 with a monthly rental of $8,500.

Note 7 Financial instruments with off-balance-sheet credit risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces transactions for clearance to other broker/dealers on a fully disclosed basis.

A copy of the Company's financial statements, as at September 30, 2005, pursuant to Securities and Exchange Commission Rule 17a-5 is available for inspection at the Company's office and at the Regional Office of the Securities and Exchange Commission.

S.L.L SECURITIES, INC.
SUPPLEMENTARY SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS AT SEPTEMBER 30, 2005

Total stockholders' equity qualified for net capital		$ 558,192
Deductions for non-allowable assets:		
Office loan receivable	71,801	
Fixed assets, net accum. depr.	36,309	
Other deduction	1,500	109,610
Net capital		448,582
Less: minimum capital requirements		
Aggregate indebtedness method		
Liabilites from Statement of Financial Condition	398,623	
Unexpired Seat Lease Obligations	193,333	
Total Aggregated Indebtedness	591,956	
Statutory minimum	100,000	100,000
Capital in excess of requirements		$ 348,582

Capital ratio - (Maximum allowance 1200%)

Aggregate indebtedness	591,956	= 132%
Net capital	448,582	

The accompanying notes are an integral part of this statement.

S.L.L. SECURITIES, INC.
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1
COMPUTATION UNDER RULE 15c3-1
AS OF SEPTEMBER 30, 2005

	Aggregate Indebtedness	Net Capital
Balance per Company's computation	$ 591,956	$ 448,582
Adjustments:		
Seat rentals (a)	(193,333)	
Total adjustments	(193,333)	
Balance per financial statement	398,623	448,582
Difference	$ -0-	$ -0-

Note (a): Adjustment to aggregate indebtedness calculation represents the balances due for the unexpired terms of the four ABC membership leases in the New York Stock Exchange, Inc.

The accompanying notes are an integral part of this statement.

In accordance with Securities and Exchange Commission rules, we performed an audit with respect to S.L.L. Securities, Inc., concerning its membership status in SIPC for the fiscal year ended September 30, 2004 and found the following:

SIPC 7T filed January 2005 was substantially correct.

S.L.L. SECURITIES, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS
PERIOD ENDED SEPTEMBER 30, 2005

SIPC 7T – General assessment
Form filed January 2005
Paid : none

S.L.L. SECURITIES, INC.
SCHEDULE OF SUPPLEMENTARY MATERIAL
RULE 418.15 STATEMENT
PERIOD ENDED SEPTEMBER 30, 2005

To Whom It May Concern:

The annual financial statements and operational reports for the year ended September 30, 2005, of S.L.L. Securities, Inc., as filed with the New York Stock Exchange, Inc., have been made available to all members of S.L.L. Securities, Inc.



Steven L. Levinson, President

I, Steven Levinson, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the Company of S.L.L. Securities, Inc. as of September 30, 2005 are true and correct. I further swear that neither the Company nor any proprietor or principal officer or director has a proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS



Steven Levinson,

President